Exhibit 12
EDUCATION REALTY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

						9 months
						ended
	Year ended December 31,					September 30,
	2006	2007	2008	2009	2010	2011
Earnings:

Income (loss) before taxes, noncontrolling interests and equity in earnings of equity investees	$(13,463)	$(7,148)	$(5,645)	$1,481	$(7,710)	$(7,033)

Interest expense, net of amortization of premium/discount	29,353	26,957	25,229	24,585	22,179	13,903

Amortization of deferred financing fees	1,114	1,036	992	1,047	1,276	932
Distributed income of equity investees	787	364	277	393	388	498
Total earnings	$17,790	$21,208	$21,174	$27,783	$16,346	$8,300

Fixed Charges (2):

Interest expense, net of amortization of premium/discount	$29,353	$26,957	$25,229	$24,585	$22,179	$13,903
Capitalized interest	-	58	453	554	13	411
Amortization of deferred fees	1,114	1,036	992	1,047	1,276	932
Total fixed charges	$30,467	$28,051	$26,674	$26,186	$23,468	$15,246
Consolidated ratio of earnings to fixed charges (1)	-	-	-	1.1	-	-

(1) For the years ended December 31, 2006, 2007, 2008 , 2010 and the nine months ended September 30, 2011 fixed charges exceeded earnings by $12.7 million, $6.8 million, $5.8 million, $7.3 million and $6.9 million, respectively.

(2) As of December 31, 2010 and September 30, 2011, the Trust accrued $3.0 million according to the authoritative guidance related to the guarantee of a construction loan for the Johns Hopkins participating development. The Trust has not included the liability in the calculation of fixed charges because it is not considered probable that such obligation will be incurred by the Trust.